November 21, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:	Ameen Hamady
Kristina Marrone
Isabel Rivera
Pam Long

Re:	Ming Shing Group Holdings Ltd
Annual Report on Form 20-F
Filed August 26, 2024
File No. 333-272861

Ladies and Gentlemen:

We hereby submit the response of Ming Shing Group Holdings Ltd (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated November 20, 2024, providing the Staff’s comments with respect to the Company’s Annual Report on Form 20-F (the “Annual Report”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Annual Report on Form 20-F filed August 26, 2024

Item 3. Key Information, page 4

1.

At the outset of Item 3, please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response: The Company respectfully acknowledges the Staff’s comment and would respectfully like to advise Staff that the Company will provide this disclosure at the outset of Item 3 in its future annual reports until the disclosure ceases to be applicable.

2.	At the outset of Item 3, please provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable.

Response: The Company respectfully acknowledges the Staff’s comment and would respectfully like to advise Staff that the Company will provide this disclosure at the outset of Item 3 in its future annual reports until the disclosure ceases to be applicable.

3.	At the outset of Item 3, please disclose that you have been advised by your PRC Counsel, David Fong & Co., that you are not required to obtain any permissions or approvals from Chinese authorities to operate your business and to offer the securities registered to foreign investors, as stated on page 8 of your risk factor disclosure. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also file your PRC counsel’s consent to the inclusion of his name and reference to the opinion as an exhibit to this annual report.

Response: The Company respectfully acknowledges the Staff’s comment and would respectfully like to advise Staff that David Fong & Co., our Hong Kong Counsel, has advised the Company that we are not required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors as referenced on page 8 of the Company’s risk factor disclosure. The Company would further respectfully like to advise Staff that the Company will provide this disclosure at the outset of Item 3 in its future annual reports until the disclosure ceases to be applicable. The Company would also like to respectfully advise Staff that we will include our Hong Kong counsel’s, David Fong & Co.’s, consent to the inclusion of their name and reference to the opinion as an exhibit to the Company’s future annual reports until the opinion is no longer required.

4.	At the outset of Item 3, please disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

Response: The Company respectfully acknowledges the Staff’s comment and would respectfully like to advise Staff that the Company will provide this disclosure at the outset of Item 3 in its future annual reports until the disclosure ceases to be applicable.

* * * * *

U.S. Securities and Exchange Commission November 21, 2024 Page 2

The Company hereby advises, or acknowledges to, Staff that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031. You also may contact the undersigned by email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth
Daniel D. Nauth

cc:	Pik Chun Lin, Chief Financial Officer
Ming Shing Group Holdings Ltd